

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 9, 2017

Zhou Xinming
Chief Executive Officer and Director
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

     Re: Hexindai Inc.
            Amendment No. 1 to
            Draft Registration Statement on Form F-1
            Submitted May 25, 2017
            CIK No. 0001702318

Dear Mr. Zhou:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 4; however your revised disclosure is not fully responsive to our comment. As previously requested, please revise the prospectus cover page to disclose the date the offering will end and the escrow arrangements, including provisions for timing of return of funds to investors if the minimum offering proceeds are not received. Refer to Item 501 of Regulation S-K.

Summary Historical Financial Information of our Company, page 9

2.   In footnote (3) to the table, you state that you do not bill the borrower or investor directly.   Please revise your disclosures to more clearly state what this statement is in reference to.

3.   We note your response to comment 9 stating that you do not believe the differentiation of investors by credit and secured loans is meaningful and your belief that the more relevant consideration of the investor to be based on the expected returns. Please address the following:

- Given that secured borrowers must provide pledged assets under the terms of their agreement but this is not provided under credit loans, tell us whether you consider the investment risk to investors of secured loans to be the same as credit loans and why you do not believe the differentiation in risk would be meaningful to an investor. In this regard, we refer to your disclosure on page 16 stating that investors may be exposed to a higher risk of borrowers' default on credit loans due to the unsecured nature.

- To the extent that you consider the risk to be the same, help us reconcile that with the fact that you appear to be have a higher APR on your credit loans compared to your secured loans, which is disclosed on page 121.

- We note on page 16 that you have shifted your business focus from secured loans to credit loans. Given this significant shift in your business model, we are reissuing our comment in part. Please revise to disaggregate the total investors by credit loan and secured loan transactions as well.

Risk Factors

We may not be able to completely prevent fraudulent activity…., page 15

4.   Tell us if you have historically experienced any fraud. Tell us how you handled any fraud in regards to your risk reserve liability and if your obligations to investors in the instance of fraud extend beyond the reserve liability. Tell us if your obligations in regards to any fraud will be different under your agreement with Changan Insurance.

Corporate History and Structure, page 68

5.   We note your response to comment 13 stating that China Everbright Bank agreed to extend loan credit to you. Please revise your disclosures to describe the material terms (e.g., interest rate, commitment fee, term, etc.) and conditions of the loan credit

as part of your discussion of Liquidity and Capital Resources on page 96. Refer to Item 303(a)(1) of Regulation S-K.

Our Relationship with Hexin Group, page 73

6.   We note your response to comment 18 and the Business Cooperation Framework Agreement with Hexin Financial Information and Hexin Information (collectively "Hexin Group") filed in Exhibit 10.1. Please address the following:

- Tell us the purpose for which Hexin Group was created and the variability it was designed to create and pass along to its interest holders, and who participated in the design of Hexin Group.

- Tell us the significant activities that most impact the economic performance of Hexin Group and how decisions are made over those activities, including your consideration of decision making rights offered to Hexin E-Commerce through the business cooperation agreement (e.g., non-competition, scope of business, customer priority, consent rights, etc.).

- Tell us how the operations of Hexin Group have historically been financed and capitalized. In this regard, we refer to your response to comment 38 stating that the related party balances due from Hexin Group represented, in substance, interest-free intercompany borrowings.

- We note that Section 4 of the business cooperation agreement references a non-competition period. Tell us what will happen at the end of the non-competition period, including whether Hexin Group will continue to provide the same services to Hexin E-Commerce or will they be allowed to compete directly with Hexin E-Commerce?

- Tell us if there are any penalties for failure to comply with the non-competition or any other terms (e.g. customer referrals) of the agreement.

7.   We also note from your response to comment 18 that the business cooperation agreement with Hexin Group was entered into on March 17, 2017. Tell us which agreement, if any, dictated the terms of your arrangement with Hexin Group prior to March 17, 2017. As part of your response, tell us how decision making authority was allocated between Hexin Group and Hexin E-Commerce prior to having a signed agreement.

8.   We note your response to comments 18 and 19 stating that you do not consider Hexin Group to be a variable interest entity and that the business cooperation agreement was entered into among the parties at arm's length. In addition, we note that Hexin Group performs client referral and marketing services for Hexin E-Commerce for no

fee under the business cooperation agreement and that no fee or interest was charged relating to the centralized treasury function. Tell us how you considered the terms of these arrangements to be customary and commensurate with fees paid to a service provider under the guidance in ASC 810-10-55-37.

9.   We note that you expect to collect the balances due from Hexin Group from the centralized treasury function in installments by September 30, 2017. Tell us why it was necessary for Hexin Group to pay you back in installments rather than a single lump sum payment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Revenue, page 82

10.   We note your response to comment 21. Please tell us and revise your disclosures to clarify how the percentages coincide with the membership grades, how an investor moves from one membership grade to another and provide a tabular disclosure quantifying the number of investors by membership grade level.

Critical Accounting Policies, Judgments and Estimates

Cash Incentive Reward Program, page 88

11.   We note you response to comment 24 stating that incentives are granted for a limited period to customers upon satisfaction of the terms and conditions of the Company's referral incentive program or promotional campaigns and that those incentives can be redeemed for credit on the online marketplace. Further, we note that you recognize the cash incentives as a reduction to revenue when granted. Please address the following:

- Tell us what journal entries you record upon granting of the incentives to the customer and then also what journal entries, if any, you record upon redemption of the incentives by the customer.

- Tell us and revise your disclosures to clarify what are the terms and conditions for earning incentives under each program (i.e. both referral incentive program and promotional campaigns), how an investor chooses to participate in the program, restrictions on their use and what is the limited period that the incentives are available for. In this regard, we note in your response to comment 24 that you state the incentives are not included in your agreements with investors.

- Tell us in detail why you do not consider an earned incentive to be an obligation of the Company in instances where the terms and conditions have been satisfied by the investor but the incentive has not yet been redeemed. Are there instances where an investor earned an incentive but you elected not to accept it?

- Tell us if the cash incentives can or have exceeded the loan balance the investors have applied the incentive to. If so, tell us what happens with the residual credit amount, including whether it can also be applied against the post-origination fees or additional loans in these circumstances.

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Loan facilitation revenue, page 93

12. We note your response to comment 27, as well as your disclosures on page 122 outlining different borrower requirements. In addition, we also note your response to comment 32 indicating that you expect to focus on car-owner loans. As it relates to your business focus and the quality of loans offered on your marketplace, which will impact your results of operations, please address and revise your disclosures to clarify the following:

- Tell us whether there are different criteria for approving or rejecting a loan request based upon the nature of the loan products.

- Tell us whether you consider any of the loan products to have different investment risks associated with it due to changing market conditions or industry trends. As part of your response, tell us whether the amount of fees charged depends on the type of loan product.

- Given that you use these loan products for marketing purposes and expect to focus on car-owner loans, tell us why you do not believe disclosing the amount of car-owner loans or other products would be a meaningful measure to assess trends impacting your results of operations. For example, if you primarily service car-owner loans on your marketplace and there is a significant improvement or decline in car-loan activity, tell us whether that could represent a trend impacting your business.

- Tell us if you have noted any trends in the loan products by both borrowers and investors. For example, have investors shown a preference for a certain loan product or have borrowers requested certain types of loans?

- Tell us if you have encountered different default rates for any of the loan products. In this regard we note on page 89 that your risk reserve liability is tracked on a loan-by-loan basis.

Loan Performance Data

Delinquency Rates, page 99

13. We note your response to comment 29 stating that there is no delinquency data for secured loans because they are collateralized. We also note from your disclosure on page 99 that the delinquency rates are based on the unpaid balance of principal and interest at the end of the period. Please address the following:

- In your delinquency rate information disclosed on page 99, tell us whether you include only the unpaid portion of the loan amount or the total loan amount in your calculation. For example, if $20 is unpaid out of a total loan amount outstanding of $100, tell us whether you consider only the $20 to be delinquent or the total $100.

- While the loan may be collateralized, tell us why you would not consider a secured loan to still be delinquent for purposes of collecting payments from the borrower.

- Tell us how you recognize post-origination revenue on these delinquent loans.

- Tell us why you believe this information would not be useful to investors. In this regard, we note that a portion of your revenue is generated upon the receipt of the payments.

Business

Risk-adjusted investment returns and high investor satisfaction, page 115

14. We note your response to comment 31 stating that you do not believe disaggregating repeat investor rates for credit loans compared to secured loans represents meaningful information. Given that you have shifted your business focus from secured loans to credit loans, tell us why you do not believe it would be meaningful to differentiate repeat investor rates for credit loans compared to secured loans. For example, tell us why it would not be meaningful to understand if a repeat investor rate for credit loans was actually lower or higher than it is for secured loans. In this regard, we note that the repeat investor rate declined from 62.2% at September 30, 2016 to 40% at December 31, 2016. In addition, revise your disclosure to disclose, as stated in your correspondence, that there is insufficient publicly available

information in the online lending marketplace industry in the PRC to provide benchmark data that is representative and reliable.

Our Products and Services

Products and Services to Borrowers, page 121

15. We note your disclosure on page 121 that the annual percentage rate ("APR") varies according to the terms of the loan (currently 12, 24 or 36 months). Please disclose the interest rate ranges for the loan products by term.

Individual investment, page 123

16. We note your response to comment 34 stating that you do not guarantee a minimum return. In addition, we also note on page 130 under your Risk Reserve Liability and Insurance discussion that if the borrower fails to repay his or her loan, the risk reserve liability policy will protect investors up to the full amount of the investment and accrued interest. Please tell us why you do not consider this statement on page 130 to represent a minimum financial guarantee to the investor.

Credit Loans, page 128

17. We note that the footnotes in the credit loans table on page 128 do not appear to correspond with the descriptions provided immediately below the table. Please revise your disclosures to ensure that each footnote corresponds to the appropriate description.

18. We note your response to comment 36 stating that the same nominal interest rates are charged to borrowers regardless of their credit grade. Please address the following:

- Tell us why borrowers are charged the same nominal rate regardless of credit grade, but a different loan facilitation or management fees is charged depending on the credit grade. In this regard, we refer to page 80 stating that Grade A represents the lowest risk associated with borrowers while Grade E represents the highest risk.

- Tell us why an investor would accept the same rate from a borrower regardless of the different credit grade given the various underlying credit risks associated with borrowers of each credit grade. As part of your response, tell us whether investors have access to the borrowers' credit grade, purpose of loan and other information.

- Further, we note on page 17 that you disclose that you offer different risk-based returns to investors. Revise your disclosures to clarify what you mean by offering different risk-based returns.

Material Terms and Conditions of the Insurance Agreement, page 130

19.   We note your revised disclosure in response to comment 10 in which you disclose the material terms and conditions of your insurance agreement with Changan Insurance. Given your obligation under the agreement to implement "proper credit and risk assessment procedures on borrowers," please revise to clarify how this standard will be determined. Please also revise to describe the "prescribed insurance requirements of Changan Insurance" in greater detail.

20.   We note that under paragraph 3 of Exhibit 10.18, the agreement refers to Party A (i.e. Changan) following the compensation methods set out in the memorandum. In addition, we note paragraph 10 of Exhibit 10.18 refers to instances when Party A may require Party B (i.e. Hexin E-Commerce) to compensate for all the losses and relevant expenses. Please address the following:

- Tell us and revise your disclosures to clarify the terms and conditions of the compensation methods set out in the memorandum referenced in paragraph 3.

- Revise your disclosures to state the reasons under the agreement in which you are liable to compensate Changan.

- Revise your disclosures to clarify the instances in which Changan can refuse issuing insurance.

21.   We note your response to comment 14 stating that a borrower will not be able to proceed with the loan process in the event that Changan refuses to insure the borrower. Please revise your filing to disclose this fact.

22.   Please revise to disclose in detail the duration of the agreement with Changan, what will happen in the event of the expiration of the insurance agreement with Changan and what rights Changan has to terminate the agreement. For example, disclose whether the risk reserve liability would revert back to you upon termination.

23.   We note that under paragraph 6 of Exhibit 10.18 that the premium shall not exceed the amount the balance of the risk reserves. Please tell us what will happen if the premiums in fact exceed the risk reserve and what your obligation will be, if any, upon this occurrence.

24.   We note your disclosure on page 17 stating that Changan took custody of the balance of the risk reserve and assumed the outstanding loan balances covered under the

previous risk reserve policy. Tell us whether you recognized a gain or loss upon this transfer of the existing risk reserves to Changan.

Consolidated Financial Statements — Years Ended March 31, 2016 and 2015

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page F-11

25.   We note your response to comment 40 stating that you do not have any continuous service obligations to the credit loan borrower after the initial loan facilitation. Tell us why you do not consider the ongoing maintenance and servicing of the loan payments to be an ongoing service obligation to the credit loan borrower.

Note 10 — Additional Paid-In Capital, page F-44

26.   We note your response to comment 49 stating that you do not believe the stock options issued should be included in the denominator for diluted EPS, which includes your reference to the guidance in ASC 260-10-45-48. Please provide us with your accounting analysis explaining how you determined that these options issued are within the scope of ASC 260-10-45-48. For example, tell us whether you are asserting that a performance condition exists (i.e. attaining effectiveness of the registration statement) and that ASC 260-10-45-31 would then apply to this situation.

27.   As it relates to these stock options that are within the scope of ASC 718, please address the following:

- Revise your disclosures to clarify the general terms of the awards in accordance with ASC 718-10-50-2a, including but not limited to, when the stock options become exercisable, forfeitability terms, the requisite service period and whether service, market or performance conditions exist. In addition, revise your disclosure of vesting conditions on page F-44 to conform to those disclosed on page 155.

- Tell us whether the same service, market or performance conditions will continue to exist at the grant date, and the maximum contractual term.

- Tell us and revise your disclosures to clarify which date you consider to be the grant date, as defined in ASC 718-10-25-5 and why. In addition, tell us whether a service inception date precedes the grant date and why, and how your accounting contemplates service, market and performance conditions to the extent applicable.

- Provide us with your accounting analysis, with reference to the relevant accounting literature, supporting your recognition of share based compensation expense. As part of your analysis, tell us how you evaluated ASC 718-10-55-80 to -83 and each of the criteria in ASC 718-10-55-108 as well as how any service, market or performance conditions effect your accounting.

Exhibits

28. We note that the material contracts filed as Exhibits 10.2, 10.3 and 10.4 omit attachments to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next amendment.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Zhang Qisen (Johnson)
Stephanie Tang, Esq.